Exhibit 99.1

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR
THE PURPOSES OF ARTICLE 7 OF REGULATION (EU) NO 596/2014

Tiziana Life Sciences plc

 (“Tiziana” or the “Company”)

Exercise of Warrants & Issue of Equity

New York/London, 11 December 2018 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS), a biotechnology company focusing on the discovery and development of innovative therapeutics for inflammation and oncology indications, announces that further to its announcement regarding a temporary reduction to exercise prices of outstanding warrants issued on 20 November 2018, it has received a notification from warrant holders to exercise warrants over 54,000 ordinary shares of nominal value £0.03 each in the capital of the Company (“Ordinary Shares”) at an exercise price in the amounts specified below, providing the Company with gross proceeds of £41,566.68.

Number of Warrants	Current Exercise Price	Proposed New Exercise Price	Amount raised
30,000	£1.05 per share	£0.75	£22,500.00
17,334	£2.50 per share	£0.80	£13,867.20
3,333	£1.60 per share	£0.78	£2,599.74
3,333	£1.60 per share	£0.78	£2,599.74
54,000			£41,566.68

Application will be made to the London Stock Exchange to admit the 54,000 new Ordinary Shares to trading on AIM.  Admission of the new Ordinary Shares is expected to occur on or around 14 December 2018 (“Admission”).  The new Ordinary Shares will rank pari passu with the existing Ordinary Shares.

Following Admission, the issued share capital of the Company will be 136,463,818 Ordinary Shares and this figure may be used by shareholders as a denominator for the calculations by which they will determine if they are required to notify their interest in, or change to their interest, the Company, under the Disclosure Guidance and Transparency Rules published by the UK Financial Conduct Authority. There are no Ordinary Shares held in treasury.  Each Ordinary Share entitles the holder to a single vote at general meetings of the Company.

The person who arranged for release of this announcement on behalf of the Company was Tiziano Lazzaretti, Chief Financial Officer of Tiziana.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a UK biotechnology company that focuses on the discovery and development of novel molecules to treat human disease in oncology and immunology. In addition to Milciclib, the Company is also developing Foralumab for liver diseases. Foralumab is the only fully human anti-CD3 monoclonal antibody in clinical development in the world. This Phase 2 compound has potential application in a wide range of autoimmune and inflammatory diseases, such as nonalcoholic steatohepatitis (NASH), primary biliary cholangitis (PBS), ulcerative colitis, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable.

For further enquiries:

Tiziana Life Sciences plc	+44 (0)20 7493 2853
Gabriele Cerrone, Chairman and founder

Cairn Financial Advisers LLP (Nominated adviser)	+44 (0)20 7213 0883
Liam Murray / Jo Turner

Stockdale Securities Limited (Broker) Andy Crossley / Antonio Bossi	+44 (0)20 7601 6125